SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the six months ended June 30, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SCOR

Table of Contents

Page

Item 1. Financial Statements (Unaudited)
Management Discussion and Analysis	2
Report of Independent Accountants	5
Consolidated Balance Sheets as of June 30, 2003 and 2002	6 - 7
Consolidated Statements of Income for the Six Months Ended June 30, 2003 and 2002	8
Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2003 and 2002	9
Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2003 and 2002	10
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2003 and 2002	11
Notes to Consolidated Financial Statements	12 - 25

Signature

MANAGEMENT DISCUSSION AND ANALYSIS

Second quarter trends were similar to those of the first quarter, especially in Property & Casualty and Large Corporate Accounts. Business written by these two segments in 2002 and 2003 showed positive signs of profitability in the first quarter, which were confirmed during the second. This partially offset losses incurred and strengthening of technical reserves on US business accepted by the Group in previous underwriting years, and on credit derivatives and Non Traditional Reinsurance business.

Gross written premiums totaled EUR 1,786 million in the first half of 2003 compared with EUR 2,439 million in the same period of 2002. This represents a decline of 27%. Excluding Commercial Risk Partners, which ceased writing business in early 2003, gross written premiums were down 18%.

Property & Casualty premium income totaled EUR 897 million down 26% on the previous year. This was mainly due to reduced underwriting activity in liability business, especially in the United States, and in catastrophe risk.

Premium income for Life and Accident totaled EUR 481 million for the first half year of 2003 against EUR 538 million for the first half year of 2002.

Life & Accident accounted for 27% of Group premium income compared with 28% in the first half of 2002.

Large Corporate Accounts activity for the first half year of 2003 generated EUR 358 million, down 13% relative to H1 2002. The main reason for the fall was reduced underwriting activity in long-tail business in the US, which was partially offset by increased activity in Space reinsurance.

Large Corporate Accounts represents 20% of consolidated premium income compared with 22% in the first half of 2002.

Credit & Surety premiums represent EUR 42 million, down 29%, following the introduction of a more selective underwriting policy.

Credit & Surety represents 2% of consolidated premium income, unchanged from the first half of 2002.

The geographical breakdown of gross written premiums at the end of June 2003 was as follows: Europe 52%, North America 28%, Asia 8%, rest of the world 12%.

Net combined ratios improve despite strengthening of reserves for US business written prior to 2001 and impact of this year’s tornadoes in the US

Net combined ratios (including equalization reserves)	H1 2003	H1 2002

Non-life reinsurance (P&C + Large Corporate Accounts)	104.3%	104.9%
Non-life reinsurance excluding US tornadoes and strengthening of reserves	95.0%	104.9%

Net combined ratios in Property & Casualty were affected by strengthening of reserves for US business run-offs, and in Large Corporate Accounts by the US tornadoes.

Credit & Surety reported an underwriting loss of EUR 12 million, caused mainly by two claims totaling EUR 27 million in the credit derivatives portfolio. For conservative reasons, the Group has decided to raise its reserves for this portfolio to the year-ended 2002 level of EUR 126 million. Excluding credit derivatives, the combined ratio was 95%.

Net combined ratios at end-June 2003 are based on a best estimate of technical reserves made by the Group’s actuaries. An independent review of the Group technical reserves will be carried out at the year-end. In addition, the reinsurance business is subject to significant estimates as of June 30, as limited information has been received from the cedents at this time of the year. Any change in estimates could have significant impacts on the SCOR financial statements.

Net income from investing activities, including foreign exchange gains, amounted to EUR 408 million against EUR 129 million on the previous year, due to the following factors:

•	Lower long rates in both Europe and the US were offset by an EUR 87 million foreign exchange gain in the first half, compared with EUR 60 million the previous year. Investment income before realized capital gains and allowances for long-term impairment remained stable, amounting to EUR 333 million compared with EUR 232 million in the first half of 2002.

•	Net realized capital gains totaled EUR 80 million compared with EUR 51 million the previous year.

•	Lastly, trends in the stock markets and the Group’s prudent approach to equities exposure limited the need for portfolio write downs to EUR 5 million compared with EUR 51 million in the first half of 2002.

Group net income amounted to EUR 69 million against a loss of EUR 77 million in the first half of 2002.

RATINGS

Our current group ratings by A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) are as follows:

A.M. Best (September 10, 2003)	Financial Strength rating Long-term debt Short-term debt	B++ BBB- AMB-2	Very Good Adequate Adequate

Fitch IBCA (June 18, 2003)	Financial strength rating Long-term debt Short-term debt	BBB BBB- F3	Good Good credit quality Fair credit quality

S&P (July 5, 2003)	Financial strength rating Long-term debt Short-term debt	BBB+ BBB+ A-2	Good Adequate Satisfactory

On January 22, 2003, A.M. Best downgraded CRP to B++ (very good) from A- (Excellent). On June 18, 2003, Fitch affirmed the Group’s ratings given on January 28, 2003, including CRP being on “rating watch — evolving” and added that SCOR’s ratings’ outlook was stable. On July 5, 2003, S&P lowered its long-term counter party credit as well as the Group’s financial strength ratings from A- to BBB+. At the same time, S&P revised the implications on the long-term ratings, which had been placed on Credit Watch on June 17, 2003, to developing from negative. In addition, the short-term ‘A-2’ counter party credit and commercial paper ratings on SCOR were affirmed. On September 10, 2003 A.M. Best downgraded the rating on financial strength of SCOR and its guaranteed subsidiaries to B++ (very good) from A- (Excellent). At the same time, A.M. Best has downgraded the ratings on debt instruments issued or guaranteed by SCOR.

Outlook

SCOR Group is committed to implementing its Back on Track plan aimed at restoring profitability and strengthening solvency. It has made considerable progress in refocusing on the most profitable business activities in buoyant markets.

However, Standard & Poor’s decision to downgrade SCOR’s credit rating from A- to BBB+ on July 6, 2003 could affect the burgeoning recovery. Any adverse change in the coming months could have an impact on business, financing conditions and the value of some assets and liabilities.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SCOR

We have reviewed the accompanying consolidated balance sheets of SCOR and subsidiaries, as of June 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six months then ended. These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States and France, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

Ernst & Young Audit

Represented by Alain Vincent
Paris, France

September 25, 2003

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30,

	2002	2003

	(EUR, in million)
ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,690 in June 2002 and EUR 6,294 in June 2003)	6,047	6,530
Equity securities, available for sale, at fair value (cost: EUR 477 in June 2002 and EUR 433 in June 2003)	449	397
Trading equity securities, at fair value (cost: EUR 111 in June 2002 and 19 in June 2003)	28	22
Short-term investments, at cost	147	—
Other long-term investments	358	336

Total investments	7,029	7,285

Cash and cash equivalents	1,562	1,524

Accrued interest income	116	206

Reinsurance balances receivable
Property-casualty	770	636
Life	508	94

Total reinsurance balances receivable	1,278	730

Accrued premiums receivable, net of commissions
Property-casualty	1,115	998
Life	150	165

Total accrued premiums receivable, net of commissions	1,265	1,163

Property-casualty
Reinsurance recoverable on unpaid losses and LAE	1,311	818
Prepaid reinsurance premium reserves	163	136

Total	1,474	954

Life
Reinsurance recoverable on reserves for future policy benefits	584	403

Deferred policy acquisition costs, net	412	464
Credits for deposits with ceding companies	1,053	1,282
Derivative financial instruments	3	21
Deferred income tax benefits	511	453
Fixed assets, net	22	16
Advances to and investments in affiliates	240	53
Goodwill and intangible assets	362	284
Other assets	446	325

Total assets	16,357	15,163

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30,

	2002	2003

	(EUR, in million)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty
Losses and loss adjustment expenses reserves, gross	8,082	7,626
Unearned premium reserves, gross	1,494	1,360

Total	9,576	8,986
Life
Reserve for future policy benefits	2,384	2,519

Funds held under reinsurance treaties	821	575

Reinsurance balances payable
Property-casualty	223	325
Life	394	47

Total reinsurance balances payable	617	372

Convertible subordinated debentures	249	454
Long-term debt	252	237
Notes payable	82	36
Debt due within one year	33	11
Commercial paper	163	—
Derivative financial instruments	14	28
Accrued expenses	591	407
Deferred taxes	190	235
Minority interest	180	170

Total liabilities	15,152	14,030

Shareholders’ Equity
Common stock 41,256,874 shares in June 2002 and 136,544,845 shares in June 2003 authorized, issued and outstanding	157	520
Paid-in capital	977	19
Catastrophe reserve, net of tax	12	7
Accumulated other comprehensive income	108	98
Retained earnings	122	491
Treasury stock, at cost (3,630,417 shares in 2002 and 489,500 shares in 2003)	(171)	(2)

Total shareholders’ equity	1,205	1,133

Total liabilities and shareholders’ equity	16,357	15,163

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,

	2002	2003

	(EUR, in million)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 53 in June 2002 and EUR 13 in June 2003	253	282
Property-casualty premiums earned, net of premiums ceded totaling EUR 248 in June 2002 and EUR 143 in June 2003	1,837	1,521
Net investment income	111	223
Net realized gains on investments	(51)	80

Total revenues	2,150	2,106

Expenses
Life claims, net of reinsurance recoveries totaling EUR 33 in June 2002 and EUR (3) in June 2003	188	299
Property-casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 82 in June 2002 and EUR 72 in June 2003	1,548	1,297
Policy acquisition costs and commissions	467	371
Underwriting and administration expenses	102	90
Foreign exchange loss (gain), net	(60)	(87)
Other income and expenses, net	(1)	52

Total expenses	2,244	2,022

Income before taxes, minority interests and income from investments accounted for under the equity method	(94)	84

Income tax	19	(4)

Income before minority interests and income from investments accounted for under the equity method	(75)	80

Minority interests	(7)	(12)

Income before income from investments accounted for under the equity method	(82)	68

Income from investments accounted for under the equity method	5	1

Net income/ (loss)	(77)	69

	(EUR, except number of shares in thousands)
Earnings per share data
Basic	(2.05)	0.50

Diluted	(1.78)	0.50

Weighted average number of shares outstanding,
basic	37,620	136,300

diluted	41,806	136,361

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,

	2002	2003

	(EUR, in million)
Net income/ (loss)	(77)	69

Other comprehensive income, net of tax

Foreign currency translation adjustment	(67)	(82)

Unrealized appreciation (depreciation) on investments during period
Fixed maturities	10	(18)
Equity securities	30	7
Less: reclassification adjustment for prior periods appreciation included in net income	14	19

Other comprehensive income	(13)	(74)

Comprehensive income	(90)	(5)

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

	As of June 30,

	2002	2003

	(EUR, in million)
Ordinary Shares
Balance at beginning of period	157	520
Issuance of Ordinary Shares	—	—

Balance at end of period	157	520

Paid-in capital
Balance at beginning of period	977	802
Issuance of Ordinary Shares	—	—
Incorporation of loss into capital	—	(783)

Balance at end of period	977	19

Accumulated other comprehensive income
Balance at beginning of period	121	172
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	54	8
Currency translation adjustments	(67)	(82)

Balance at end of period	108	98

Catastrophe reserve
Balance at beginning of period	11	6
Allocation during period	1	1

Balance at end of period	12	7

Retained earnings
Balance at beginning of period	214	(356)
Net income	(77)	69
Incorporation of loss into capital	—	783
Allocation to catastrophe reserve	(1)	(1)
Dividends	(11)	—
Others	(3)	(4)

Balance at end of period	122	491

Treasury stock
Balance at beginning of period	(171)	—
Purchase of treasury shares	—	(2)

Balance at end of period	(171)	(2)

Total Shareholders’ equity	1,205	1,133

Ordinary Shares
Balance at beginning of period	41,244,216	136,544,845
Exercise of stock options	12,658	—

Balance at end of period	41,256,874	136,544,845

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,

	2002	2003

	(EUR, in million)
Cash flows from operating activities
Net income before minority interest	(70)	81
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	13	185
Change in prepaid insurance premiums	(18)	(17)
Change in losses and LAE reserves, gross	300	116
Change in life reserves for future policy benefits	(27)	369
Change in unearned premium reserves, gross	46	(173)
Change in deferred policy acquisition costs	(77)	(23)
Realized investment gains and losses	81	(83)
Other amortization and change in other provisions	62	78
Change in deferred tax	(30)	(16)
Unrealized foreign exchange gains or losses	(75)	(70)
Affiliated income accounted for by the equity method	(4)	—
Changes in assets and liabilities
Premium and loss balances, net	(200)	111
Change in accrued reinsurance balance payable	165	(207)
Change in deposits with ceding companies	(70)	(52)
Funds held under reinsurance treaties	(16)	(52)
Change in sundry debtors and creditors and other	(39)	(39)

Net cash provided by operating activities	41	286

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	2,504	4,986
Sales of equity securities	1,783	36
Net sales (purchases) of short-term investments	256	182
Investments in fixed maturities available for sale	(3,363)	(5,488)
Investments in equity securities	(1,640)	(53)
Acquisitions of fixed assets	6	(1)
Disposals of fixed assets	(3)	3
Investment in reinsurance companies	(4)	(4)
Long term loans	12	9

Net cash used in investing activities	(449)	(330)

Cash flows from financing activities
Dividends paid	(11)	—
Repayment of borrowings	(1,510)	(95)
Proceeds from borrowings	1,689	69
Issuance of shares	—	—
Increase (decrease) on minority interests	(18)	(29)
Purchase of treasury stocks	—	(2)

Net cash provided by (used in) financing activities	150	(57)

Effect of exchange rate changes on cash	(16)	(52)

Net increase in cash and cash equivalents	(274)	(153)
Cash and cash equivalents at beginning of year	1,927	1,788
Effect of changes in exchange rates on cash beginning	(91)	(111)
Changes in consolidation scope	—	—

Cash and cash equivalents at end of year	1,562	1,524

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide property-casualty and life reinsurance. Property-casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of life and health reinsurance products and related services to primary life insurers throughout the world.

1.1. Significant events

On January 23rd, 2003, SCOR put in an offer to buy a 10% share of IRP. Given that another stakeholder chose to exercise its pre-emptive rights, SCOR increased its stake by 5%, raising its holding from 42% to 47%. (Pending approval from the Irish Authorities.)

On June 30th, 2003, SCOR Group purchased the 3% equity interest IRP. This purchase raises SCOR’s stake in IRP from 47% to 50%.

By raising its stake in IRP, a retrocession vehicle created by the Group at the end of 2001, SCOR will consolidate a greater proportion of underwriting profits. This initiative is in keeping with the “Back on Track” plan, in which SCOR decided to focus primarily on profitability.

Since the beginning of 2002, certain sectors in the reinsurance markets have witnessed a decrease in the underwriting capacities of reinsurers, leading to a sustained increase in prices. For the same time period, claims experience has remained stable and the effects of an economic environment that is unfavorable to certain of our business lines. In response to these market conditions, our strategy for 2002 is focused on three main courses of action:

–   complete withdrawal from “Program Business”, a highly volatile activity which generates insufficient return, as well as drastic reductions in U.S. Bond underwriting and in the greater part of SCOR’s worldwide Health reinsurance activity. These decisions led to a progressive reduction of corresponding premiums, which should no longer generate significant income from 2003 on.

–   reduction or temporary halt in underwriting certain business lines, namely ART and credit derivatives reinsurance, linked to the very poor 2002 economic and financial environment.

–   acceleration of SCOR’s growth in Property & Casualty Reinsurance and Large Corporate Accounts, sectors that are benefiting from the strongest price increases and represent, together with Life and Accident Reinsurance, the Group’s strategic priorities. Growth figures confirm that our results are in line with the Company’s stated objectives.

In a press release of August 4th, 2003, SCOR announced the negotiations for the sale of CRP are actively continuing. At the same time, CRP is negotiating commutations in July with one of its largest ceding companies.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.2. Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform to U.S. GAAP. In the opinion of management, the financial statements prepared in accordance with U.S. GAAP reflect all adjustments and accruals (reflecting management estimates and assumptions) necessary for a fair presentation of results for the six-months period. The results of operations for the six-months period ended June 30, 2003 are not necessarily indicative of the operating results for the full year.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

1.3. Recent Accounting Developments

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of such interpretation will not have a material impact on its results of operations, financial position or cash flows. The Company has standby letters of credit totaling approximately EUR 928 million as of June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. SCOR is currently in the process to identify any VIE that could be affected by this new interpretation and would evaluate and disclose it by year-end.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investments

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Six months ended June 30,

	2002	2003

	(EUR, in million)
Investment income
Fixed maturities	180	137
Equity securities, dividends	1	1
Trading equity securities, net unrealized gains	(30)	3
Short term investments and other (1)	54	143

Total investment income	205	284

Investment expense
Swap interest	7	5
Commercial paper	6	—
Administration expenses	5	12
Other (including convertible debentures interest and impairment of securities)	76	44

Total investment expense	94	61

Net investment income	111	223

(1)	includes swap income of EUR (2) million in 2002 and EUR 3 million in 2003. Other swap-related net income is included in realized and unrealized capital gains and losses.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Six months ended June 30,

	2002	2003

	(EUR, in million)
Equity securities
Gross unrealized gains	19	12
Gross unrealized losses	(91)	(48)

Net unrealized gains (losses)	(72)	(36)
Fixed maturities, at fair value
Gross unrealized gains	162	248
Gross unrealized losses	(30)	(12)

Net unrealized gains (losses)	132	236

Total net unrealized gains (losses)	60	200

Policyholder-related amounts (1)	(57)	(79)
Deferred tax (liability) asset	7	(26)

Shareholders’ net unrealized appreciation (depreciation)	10	95

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3. Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

Premiums written, premiums earned and loss and LAE incurred for the periods ended June 30, 2002 and 2003 are as follows:

	Six months ended June 30, 2002

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in million)
Property-casualty
Assumed	2,133	2,085	(1,630)
Ceded	(266)	(248)	82
Life
Assumed	306	306	(221)
Ceded	(53)	(53)	33

Net	2,120	2,090	(1,736)

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2003

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in million)
Property-casualty
Assumed	1,491	1,664	(1,373)
Ceded	(160)	(143)	76
Life
Assumed	295	295	(296)
Ceded	(13)	(13)	(3)

Net	1,613	1,803	(1,596)

The premium retention rate is 87% for the six months ended June 30, 2002 and 90% for the six months ended June 30, 2003.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid has been accounted for as a deposit rather than as premium expense in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 11 million and EUR 20 million as of June 30, 2003 and 2002, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 168 million and EUR 147 million as of June 30, 2003 and 2002, respectively.

Note 4. Debt

Debt and designated interest rate swap agreements consists of the following:

	As of June 30,

	2002		2003

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in million)
Commercial paper — fixed rate	163	163	—	—
Notes payable — fixed rate	82	82	36	36
Convertible subordinated debentures — 1%	249	232	454	447
EUR 50 million perpetual subordinated debt — EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt — LIBOR + 0.80%	102	102	87	87
EUR 100 million 20-year subordinated debt — EURIBOR + 1.15%	100	100	100	100

Total obligations	746	729	727	720

Fair value of interest rate swap agreements	1	1	1	1
Total debt	747	730	728	721

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of June 30, 2003 is EUR 10 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. To the extend that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of June 30, 2002 and 2003.

Note 5. Derivatives and Hedging Activities

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities.

When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge.

Fair Value Hedges:

SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

Several pay variable — receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items is reported in the statement of income.

The loss of the hedges’ ineffectiveness of EUR 116,975 and EUR 233,965 was recognized in net investment income respectively in June 2003 and in June 2002.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Hedges:

The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

The U.S. dollar represents the most significant portion of those reserves. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedge in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and these hedges were stopped at the end of June 2002.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extend, the Group uses indexed options as well as pay variable - receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio.

The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities.

Those derivatives are carried at fair value and classified as investments.

•	Other derivatives used by the Group:

The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Some particular alternative reinsurance transactions were also based on indexed options.

Certain life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the periods ended June 30, 2002 and 2003 are as follows:

	Six months ended June 30, 2002

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in million)
Foreign currency translation adjustment	(67)	—	(67)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	15	(5)	10
Equity securities	45	(15)	30
Less: reclassification adjustment for prior periods appreciation included in net income	21	(7)	14

Other comprehensive income	14	(27)	(13)

	Six months ended June 30, 2003

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in million)
Foreign currency translation adjustment	(82)	—	(82)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(29)	11	(18)
Equity securities	11	(4)	7
Less: reclassification adjustment for prior periods appreciation included in net income	30	(11)	19

Other comprehensive income	(70)	(4)	(74)

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Net of tax balances of each classification within accumulated other comprehensive income as of June 30, 2002 and 2003 are as follows:

			Unrealized
		Unrealized	Appreciation
	Foreign Currency	Appreciation	(Depreciation) of	Accumulated Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

	(EUR, in million)
Period ended June 30, 2002
Balance at beginning of period	165	(43)	(1)	121
Current-period change	(67)	54		(13)

Balance at end of period	98	11	(1)	108

Period ended June 30, 2003
Balance at beginning of period	85	87	—	172
Current-period change	(82)	8	—	(74)

Balance at end of period	3	95	—	98

Note 7. Income Taxes

Income tax expense for the Group includes a surcharge of 6% of the tax rate for 2002 and 2003.

Income tax for the Group represented an income tax loss of EUR 4 million as of June 30, 2003 and an income tax profit of EUR 19 million as of June 30,2002.

Note 8. Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the six months ended June 30, 2002 and 2003, respectively:

	Six months ended June 30, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in million)	(Thousand)	(EUR)
Net Income/ (loss)	(77)	—	—

Basic Earnings Per Share
Income available to Ordinary Shareholders	(77)	37,620	(2.05)

Effect of dilutive securities
Stock options	—	161	—
Convertible bonds	3	4,025	—

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(74)	41,806	(1.78)

     Options to purchase Ordinary Shares at EUR 37.20, EUR 56.25, EUR 46.00, EUR 48.00, EUR 45.00, EUR 48.00, and EUR 34.00 per share were granted in 1997, in 1998, in 1999, in 2000 and in 2001. 2,553,400 such options at June 30, 2002 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Six months ended June 30, 2003

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in million)	(Thousand)	(EUR)
Net Income/ (gain)	69

Basic Earnings Per Share
Income available to Ordinary Shareholders	69	136,300	0.50
Effect of dilutive securities
Stock options	—	61	—
Convertible bonds	—	—	—

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	69	136,361	0.50

Except options to purchase Ordinary Shares at EUR 4.16 granted in 2003, any other options to purchase Ordinary Shares options outstanding at June 30, 2003 included in the computation of diluted earnings per share because all options exercise prices were greater than the average market price of the Ordinary Shares.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Lines of Business and Geographic Information

SCOR Group is composed of 12 subsidiaries, including 8 reinsurance company subsidiaries, 3 operating divisions, and 18 representative offices, which operate in defined geographic areas.

The Group organized its operations in five segments. In addition to the five operating segments that correspond to the market of reinsurance, the Group includes under “Other” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by equity method.

Property-Casualty reinsurance

The Property-Casualty (“P&C”) segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty and facultative supporting treaty transactions for classes of property, casualty, marine, transportation and construction. Property-casualty also includes direct or allocated operating expenses and net income from property-casualty-related investing activities.

Life, Accident & Health

Life, Accident & Health reinsurance (“Life, A&H”) includes life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life, Accident & Health reinsurance is conducted worldwide through SCOR Vie and its branch offices, Madrid, Toronto and Singapore, and, for the German and Italian markets, jointly between SCOR Vie and the local Group subsidiaries. Life, Accident & Health also includes direct or allocated operating expenses and net income from Life, Accident & Health-related investing activities.

Large corporate accounts reinsurance

Large corporate accounts reinsurance includes large facultative business for large, complex industrial or technical risks, such as automotive assembly lines, semiconductor manufacturing plants, oil and gas or chemical facilities, oil and gas exploration and production sites, energy facilities, or boiler and machinery installations. Large corporate accounts reinsurance also includes direct or allocated operating expenses and net income from Large Corporate Accounts reinsurance-related investing activities.

Credit, Surety and Political Risks

Credit, Surety and Political Risks includes the needs of its credit and surety insurance clients in providing treaty covers as well as non-proportional reinsurance, covering peak and cumulative risks. Credit, Surety and Political risks also include direct or allocated operating expenses and net income from Credit, Surety and Political risks-related investing activities.

Alternative risks (Commercial Risk Partners)

Alternative risks reinsurance concerns all sectors of alternative risk transfer and mainly loss frequency driven by workers’ compensation, motor insurance and general liability in the US market, weather variations covers, primarily temperature-based derivatives and protection against combinations of fortuitous uncertainties with financial exposures. Alternative risks also includes direct or allocated operating expenses and net income from Alternative risks-related investing activities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the activity split:

	Six months ended June 30, 2002

			Large	Credit/	Alternative
	Treaty	Life/	Corporate	Surety	risks
	Property-Casualty	Accident & Health	Accounts	Political Risks	transfer	Others	Consolidated

	(EUR, in million)
Net premiums written	1,122	443	286	54	215	—	2,120

Net premiums earned	1,020	430	244	79	317		2,090
Net investment income	15	48	(2)	—	17	33	111
Net realized gains on investments	(7)	(22)	1	—	(8)	(15)	(51)

Total revenues	1,028	456	243	79	326	18	2,150

Claim and claim expenses	755	318	220	125	318	—	1,736
Acquisition costs	237	131	44	21	34	—	467
Underwriting and administration expenses	50	23	21	3	5	—	102
Other income and expenses	—	—	—	—	—	(61)	(61)

Total expenses	1,042	472	285	149	357	(61)	2,244

Income before taxes, minority interest and equity method income	(14)	(16)	(42)	(70)	(31)	79	(94)

Income accounted for by the equity method	—	—	—	—	—	5	5

Total assets as of June 30	7,522	4,057	2,225	641	1,912		16,357

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2003

			Large	Credit/	Alternative
	Treaty	Life/	Corporate	Surety	risks
	Property-Casualty	Accident & Health	Accounts	Political Risks	transfer	Others	Consolidated

	(EUR, in million)
Net premiums written	824	463	278	41	7	—	1,613

Net premiums earned	874	439	278	72	140	—	1,803
Net investment income	79	75	36	8	26	(1)	223
Net realized gains on investments	29	27	13	3	9	(1)	80

Total revenues	982	541	327	83	175	(2)	2,106

Claim and claim expenses	683	422	212	80	199	—	1,596
Acquisition costs	196	121	45	14	(5)	—	371
Underwriting and administration expenses	44	29	21	2	4	(10)	90
Other income and expenses	—	—	—	—	—	(35)	(35)

Total expenses	923	572	278	96	198	(45)	2,022

Income before taxes, minority interest and equity method income	59	(31)	49	(13)	(23)	43	84
Income accounted for by the equity method	—	—	—	—	—	1	1

Total assets as of June 30	5,995	4,432	2,637	644	1,455	—	15,163

The following is a summary of the Group’s business by geographic area (allocations by geographic area have been made based on the location of the related subsidiary).

	France	Europe	North America	Asia	Consolidated

	(EUR, in million)
Six months ended June 30, 2002
Revenues	573	357	1,080	140	2,150
Income before taxes	(188)	48	23	28	(89)
Identifiable assets as of June 30	7,485	1,958	6,485	429	16,357

Six months ended June 30, 2003
Revenues	884	354	758	110	2,106
Income before taxes	(32)	64	19	33	84
Identifiable assets as of June 30	7,206	2,006	5,558	393	15,163

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Subsequent events

Following approval at the may 15th, 2003 Shareholders’ Meeting, the Board of Directors will establish an innovative stock option plan for all Group employees, in France and abroad, excluding senior executives.

The proposed plan is for immediate allocation of:

- the equivalent to one month’s salary in stock options,

- increased by the allocation of an additional half-month’s salary in stock options if 2003 ROE exceeds 10%,

- completed by the allocation of a further half-month’s salary in stock options if 2004 ROE exceeds 12%.

This measure is designed to give all employees a stake in the Group’s return to profitability, symbolizing the Board’s confidence in the quality of SCOR’s personnel and in the future of the Group.

On July 5, 2003, S&P lowered its long-term counter party credit as well as the Group’s financial strength ratings from A- to BBB+. At the same time, S&P revised the implications on the long-term ratings, which had been placed on Credit Watch on June 17, 2003, to developing from negative. In addition, the short-term ‘A-2’ counter party credit and commercial paper ratings on SCOR were affirmed.

On July 5, 2003, SCOR Group announced its decision to create life reinsurance subsidiary. SCOR has decided to spin off its life reinsurance operations and to transfer its entire existing life reinsurance business worldwide and corresponding assets to a separate entity. The capital of this new entity may be opened up to outside partners. This operation forms part of the Group’s wider ongoing reorganization and will further promote the development of its life reinsurance activities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2003

SCOR (Registrant)

	By:	/s/ François Terren François Terren Chief Financial Officer